UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  May 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                               Sequential
Exhibit                                                                              Description                                                                Page Number

1.	Press release on Enforta brings WiMAx to The CIS countries using Alvarion’s WiMAX solution dated May 30, 2007	4

            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 30th, 2007                                                            By:  Efrat Makov
Name:     Efrat Makov
Title:	Chief Financial Officer

Exhibit 1

Enforta brings WiMAx to The CIS countries using Alvarion’s
 WiMAX solution

Alvarion’s Platform being Adapted per CIS Homologation Requirements for Enforta’s Commercial Deployments in Russia

Tel Aviv, Israel, May 30, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that Enforta, the largest broadband wireless service provider in Russia, has selected its WiMAX solution for bringing WiMAX to the fast growing Russian market. Enforta, using Alvarion’s platform, is among the first companies to commercially deploy WiMAX networks in Russia. Alvarion’s local partner in Russia is Cedicom.
In order to accelerate WiMAX penetration in the CIS, Alvarion is performing various adaptations to its WiMAX 802.16 platform according to market demands and CIS homologation requirements. Based on Alvarion’s all-IP operator-centric OPENTM WiMAX strategy and technology expertise, Enforta will be offering a wide range of innovative high-quality wireless broadband services throughout the entire region.
“The CIS is a fast growing market and highly in favor of broadband wireless operators that base their business model on WiMAX,” said Lee Sparkman, President of Enforta. “Therefore it is in our interest to cooperate with Alvarion, the WiMAX market leader, and offer our customers its field-proven WiMAX solution. As a company committed to expanding WiMAX services and offering extended coverage, we needed a feature-rich and stable solution. We believe that Alvarion’s award-winning platform is the best choice for this.”
“We are excited to help a fast-moving operator as Enforta bring WiMAX to Russia,” said Tzvika Friedman, president and CEO of Alvarion. “The CIS market is of great importance to us, and leading the WiMAX market from the start enables us to build relationships with the CIS market key players. Cooperating with Enforta demonstrates again that Alvarion is innovative, flexible and fast moving by quickly adapting our solutions to customer-specific market needs. Taking advantage of this flexibility accelerates our penetration in the entire region. Enforta is in the midst of numerous deployments in multiple cities and we are happy to be there by their side, offering our mature WiMAX solution, experience, quality of service, and flexibility.”

About Enforta
Enforta (www.enforta.com) was founded In October 2003 by a group of telecommunication industry executives with the objective to provide broadband telecommunication solutions based upon wireless and other state-of-the-art technologies in Russia’s regional capitals. Enforta provides the modern small office, home office, or business with all the telecommunication services that they require including: high speed Internet, local and national telephony, email, website hosting, and even dedicated (VPN) service for secure communication to branch offices. For questions about Enforta contact pr@enforta.com.

About Cedicom Company
Cedicom Company (http://www.cedicom.ru) is an authorized distributor of Alvarion in Russia and the CIS. The activities of Cedicom distributors are combined with Alvarion’s Service Centre activities within the framework of the certificated training Center and certificated repair Center. In 2006 Cedicom Joint-Stock Company has become the first of the Russian design distributors entered in the WiMAX Forum International Consortium.

About Alvarion
With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.
You may request Alvarion's future press releases or a complete Investor Kit by contacting kika Stayerman, Kika.Stayerman@alvarion.com or +972.3.767.4159.